SUB-ITEM 77H:  Changes in control of
registrant


Federated Government Income Trust
(Registrant)


As of January 31, 2017, National Financial
Services LLC has attained control of the Registrant by acquiring 26.86%* of the voting securities of the Registrant.

As of January 31, 2017, Charles Schwab & Co
Inc. has attained control of the Registrant by acquiring 25.83%* of the voting securities of the Registrant.



* Must be greater than 25%.